02048974

7/17/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUL 17 2002

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

PROCESSED
JUL 22 2002
P THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: July 10, 2002

By ______________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991
Email: info@northerncrownmines.com

Press Release #02-12 **TSX – Venture Exchange: CXP**
July 10, 2002

DRILLING STARTS AT HEMLO WEST

The Northern Crown Mines Ltd. drilling program at the Hemlo West property, located 25 kilometres west of the Hemlo gold mine in Ontario, commenced on July 10, 2002. An initial 3,300 metres of drilling is planned in 8 holes. It is anticipated that this first phase program will be completed by late August.

Northern Crown views Hemlo West as a high priority gold exploration target. Other than the producing Hemlo Mines property, Hemlo West is one of the only properties within the 40 kilometer-long Hemlo district where significant gold-silver mineralization has been drill-intersected within favorable Hemlo camp host rocks.

In 1996, Teck Corporation acquired rights to the Hemlo West (Stenlund) property, and discovered the East Zone 109, measuring approximately 250 by 100 metres, which remains open for expansion with further drilling. **Multiple intersections, from previous drilling, in the three holes defining Zone 109 grade to 9.3 g/t gold and 184.0 g/t silver over 7.3 metres (0.27 oz/ton gold and 5.4 oz/ton silver over 24 feet).**

An I.P. geophysical survey with coincident chargeability and resistivity anomalies correlative with East Zone 109 mineralization suggests potential for on-strike expansion.
This second drill target, comprised of a large 500 meter-wide oval shaped geophysical resistivity-chargeability anomaly 200 metres south of East Zone 109, will be drilled this summer. This area is rated as a priority exploration target.

In summary, Hemlo West provides opportunity for discovery of a Hemlo-style gold deposit. Drill intersected open-ended gold mineralization, coupled with geophysical anomalies indicative of size potential, offer an attractive exploration target. Future economic viability may be enhanced by close proximity to the Hemlo mine infrastructure.

As previously announced, Northern Crown may earn an 80 percent interest in the Hemlo West property from Teck Cominco Limited ("Teck Cominco") by making staged exploration expenditures of $2.0 million and maintaining that interest by funding on-going exploration through pre-feasibility. After the completion of a pre-feasibility study Teck Cominco may back-in for a 60.8 percent interest in the project by funding a minimum of 200 percent of Northern Crown's prior expenditures and completing a feasibility study.

With Northern Crown having completed its previously reported $2.2 million funding program, work plans are progressing for drilling the Meridian Project in the Flin Flon-Thompson area of Manitoba and the Amos Project with partner Wheaton River Minerals Ltd. in Quebec. Northern Crown is also actively reviewing Canadian mineral property submissions offering earn-in by way of option and joint venture participation.

On behalf of the Board of Directors of Northern Crown Mines Ltd.

John S. Brock, President